Prospectus Supplement No. 17 (to Prospectus dated April 25, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-278673
Prospectus Supplement No. 13 (to Prospectus dated August 13, 2024)	Registration No. 333-280366 Registration No. 333-282132
Prospectus Supplement No. 9 (to Prospectus dated September 25, 2024)	Registration No. 333-282130
Prospectus Supplement No. 9 (to Prospectus dated September 25, 2024)

BRAND ENGAGEMENT NETWORK INC.

46,752,838 Shares of Common Stock (Inclusive of 21,190,316 Shares of Common Stock

Underlying Warrants, 1,583,334 Shares of Common Stock Underlying Convertible Notes and 163,407 Shares of Common Stock Underlying Options)

6,126,010 Warrants to Purchase Common Stock

6,393,333 Shares of Common Stock (Inclusive of 4,200,000 Shares of Common Stock

Underlying Warrants)

28,370,786 Shares of Common Stock

3,598,943 Shares of Common Stock (Inclusive of 960,000 Shares of Common Stock

Underlying Warrants)

This prospectus supplement updates and supplements (i) the prospectus of Brand Engagement Network Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), dated April 25, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-278673) (the “April Prospectus”), (ii) the prospectus dated August 13, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-280366) (the “August Prospectus”), (iii) the prospectus dated September 25, 2024, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-282132) (the “SEPA Prospectus”) and (iv) the prospectus dated September 25, 2024, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-282130) (the “September Prospectus”, together with the April Prospectus, the August Prospectus and the SEPA Prospectus, the “Prospectuses”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2025. Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock, par value $0.0001 per share (the “Common Stock”) and the public warrants representing the right to acquire one share of Common Stock for $11.50 (the “Public Warrants”), are listed on Nasdaq under the symbols “BNAI,” and “BNAIW,” respectively. On February 12, 2025, the last reported sales price of the Common Stock was $0.6388 per share, and the last reported sales price of our Public Warrants was $0.0579 per Public Warrant. We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves risk. See “Risk Factors” beginning on page 6 of the April Prospectus, page 7 of the August Prospectus, page 9 of the SEPA Prospectus and page 8 of the September Prospectus to read about factors you should consider before investing in shares of our Common Stock and Public Warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2025

BRAND ENGAGEMENT NETWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40130	98-1574798
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 E. Snow King Ave

PO Box 1045

Jackson, WY 83001

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (307) 757-3650

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BNAI	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	BNAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on October 29, 2024, Brand Engagement Network Inc., a Delaware corporation (the “Company”), entered into a Share Purchase and Transfer Agreement with Christian Unterseer, in his individual capacity (“Mr. Unterseer”), CUTV GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany (“CUTV”), and CUNEO AG, a stock corporation incorporated under the laws of the Federal Republic of Germany (“Cuneo” and together with Mr. Unterseer and CUTV, “Sellers”) (the “Purchase Agreement”) pursuant to which the Sellers have agreed to sell all of the outstanding equity interests of Cataneo GmbH, a limited liability company incorporated under the laws of the Federal Republic of Germany (“Cataneo”) to the Company for an aggregate purchase price of $19.5 million, consisting of (i) $9 million in cash and (ii) 4.2 million shares of the Company’s common stock, par value $0.0001 per share (“Common Stock” and such 4.2 million shares of Common Stock, the “Equity Consideration”) at an agreed upon value of $2.50 per share (the transactions governed by the Purchase Agreement, the “Acquisition”), subject to customary adjustments and offsets as further described therein.

On February 6, 2025, the Company and the Sellers entered into that certain Addendum to Share Purchase and Transfer Agreement (the “Addendum”), pursuant to which the parties amended certain provisions of the Purchase Agreement to provide the parties additional time to prepare for and close the Acquisition. More specifically, the Addendum amends the Purchase Agreement to, among other things:

●	provide that the Company pay to Mr. Unterseer, as authorized recipient of the Sellers, $350,000 as a partial down payment (“Initial Down Payment”) on the Cash Consideration (as defined in the Purchase Agreement) by February 13, 2025, and temporarily suspend Sellers’ right to withdraw from the Purchase Agreement until February 28, 2025, unless the Company fails to pay Initial Down Payment;

●	provide for additional temporary suspensions of Sellers’ right to withdraw for two successive one-month periods through April 30, 2025, dependent upon the Company’s payment each month of a down payment of $100,000 to Mr. Unterseer, as authorized recipient of the Sellers (each an “Additional Down Payment”), with each Additional Down Payment to be credited toward the Cash Consideration to be owed by the Company;

●	add a requirement of Sellers to use their best efforts to coordinate and to cause Cataneo to work with the Company and the Company’s financial advisors towards the implementation of the percentage of completion method of accounting for past and current customer projects;

●	provide that Sellers agree to rescind Sellers’ previous notification to exercise their right (the “Election Right”) to receive the Equity Consideration in the amount of $3,000,000 in cash instead of Consideration Shares as set forth in the Purchase Agreement, provided that the Sellers may re-exercise such Election Right prior to the Closing of the Acquisition;

●	waive Sellers’ right to approve the terms of the financing of the transaction; and

●	provide that if the Purchase Agreement were to be terminated upon the Company’s failure to pay or the expiration of April 30, 2025, or for other reasons the Company withdraws from the Purchase Agreement pursuant to the early termination provisions of the Purchase Agreement or should the Purchase Agreement terminate before Closing (as defined in the Purchase Agreement), Seller’s agree to set-off under certain circumstances any claims Sellers may have pursuant to such early termination provisions of the Purchase Agreement against the Initial Down Payment and any Additional Down Payment; however, the remainder of the Initial Down Payment and any Additional Down Payment will not be repayable to the Company by Sellers.

The foregoing description of the Addendum and the transactions contemplated thereby is only a summary of the material terms thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the Addendum, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

Certain disclosures in this report include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the Acquisition, the ability of the parties to consummate the Acquisition in a timely manner or at all, the ability of the Company to obtain financing for the Acquisition on favorable terms or at all, the achievement by the Company of the intended synergies and benefits of the Acquisition, the Company’s business outlook, industry, business strategy, plans, goals and expectations concerning the Company’s market position, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this report. Forward-looking statements reflect the Company’s current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, the Company can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from the Company’s expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, (i) uncertainties as to the timing of the Acquisition; (ii) the risk that the Acquisition may not be completed on the anticipated terms in a timely manner or at all; (iii) the failure to satisfy any of the conditions to the consummation of the Acquisition, including the ability to obtain financing to fund the Acquisition, the Initial Down Payment or the Additional Down Payments on the Acquisition consideration on terms that are favorable to the Company or at all; (iv) the possibility that any or all of the various conditions to the consummation of the Acquisition may not be satisfied or waived, including the failure to receive major shareholder guarantees, or that any required regulatory approvals from any applicable governmental entities may not be obtained (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement; (vi) the effect of the pendency of the transactions contemplated by the Purchase Agreement or the Addendum on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) uncertainty as to the timing of completion of the Acquisition; and (ix) risks that the benefits of the Acquisition are not realized when and as expected. Additional information concerning these and other factors can be found under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC and in the Company’s Quarterly Reports on Form 10-Q. Any one of these factors or a combination of these factors could materially affect the Company’s financial condition or future results of operations and could influence whether any forward-looking statements contained in this report ultimately prove to be accurate. The Company’s forward-looking statements are not guarantees of future performance, and you should not place undue reliance on them. All forward-looking statements speak only as of the date made and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01 Exhibits and Financial Statements.

(d) Exhibits.

Exhibit No.	Description of Exhibit
2.1	Addendum to Share Purchase and Transfer Agreement, dated February 6, 2025, by and among Brand Engagement Network Inc., Christian Unterseer, CUTV GmbH and CUNEO AG.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRAND ENGAGEMENT NETWORK INC.

By:	/s/ Paul Chang
Name:	Paul Chang
Title:	Chief Executive Officer
Dated:	February 12, 2025

Exhibit 2.1

ADDENDUM to

Share Purchase and Transfer Agreement

Between

CHRISTIAN UNTERSEER (Seller 1)

CUTV GmbH (Seller 2)

CUNEO AG (Seller 3)

And

BRAND ENGAGEMENT NETWORK, INC. (Buyer)

Whereas, the Parties have entered into a Share Purchase and Transfer Agreement dated 29 October 2024 (“SPA”) which provides in Section 12.4.2 for the Parties’ right to withdraw from the SPA if certain conditions have not been met or certain actions not been taken.

Whereas, the financing conditions for the Transaction have changed and require an undertaking by Sellers, the rescission of an assignment by Seller 1 and Seller 3 as well as the waiver by Sellers of certain approval rights pursuant to the SPA.

Now therefore, the Parties agree to the following Addendum to the SPA (“Addendum”):

1.	Partial Down Payment of Cash Consideration

Buyer agrees to pay to Sellers the amount of USD 350.000,00 (in words: Three Hundred and Fifty Thousand US Dollar) payable five (5) Business Days after signature of this Addendum; Buyer shall submit a payment receipt to Seller 1 by e-mail as proof that payment has been made on time. Such payment shall be (a) made to the account of Seller 1, (b) allocated by Seller 1 among all Sellers in accordance with Section 7.1, and (c) be treated by the Parties as partial down payment of the Cash Consideration owed by Buyer pursuant to Section 6.1.3 (“Down Payment 1”) in case of Closing.

2.	Temporary Suspension of Sellers’ Right to Withdraw

Sellers hereby temporarily suspend their right to withdraw from the SPA pursuant to Section 12.4.2 until 28 February 2025, unless Buyer fails to pay the Down Payment 1 within five (5) Business Days after signature of this Addendum. Sellers will further suspend such right to withdraw for periods of one (1) month each, provided that Buyer pays further down payments in installments of USD 100.000,00 (in words: One Hundred Thousand US Dollar) to Seller 1, to be allocated by Seller 1 among all Sellers in accordance with Section 7.1 and be treated by the Parties as further partial down payment(s) of the Cash Consideration owed by Buyer pursuant to Section 6.1.3 (each an “Additional Down Payment”). The first of such Additional Down Payments shall be made by 28 February 2025, covering the period until 31 March 2025. The second of such Additional Down Payments shall be made by 31 March 2025, covering the period until 30 April 2025. For the avoidance of doubt, Buyer shall not be obliged to make any Additional Down Payment. Sellers’ right to withdraw from the SPA pursuant to Section 12.4.2 shall re-enter into force upon either (a) failure of Buyer to pay Down Payment 1 or any Additional Down Payment when due, or (b) on 30 April 2025, whichever is earlier.

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3.	Sellers’ Undertaking to Implement the Percentage of Completion Method

Sellers shall use their best efforts to coordinate and to cause the Company to jointly work with Buyer and Buyer’s financial advisors towards the implementation of the percentage of completion method to the Company’s accounting for past and current customer projects. The Parties shall use best efforts to implement such accounting method for the Company after signature of this Addendum in order to be able to obtain the Company’s annual financial statement for the calendar year 2024, and future financial quarters on a go forward basis as soon as reasonably possible. For the avoidance of doubt, the Company’s financial statement for the calendar year 2024 will be prepared in accordance with applicable laws and with generally accepted accounting principles specified therein, applied on a consistent basis through the past financial years in instruction by the Sellers.

4.	Rescission of Seller 1’s and Seller 3’s Assignment of Part of the Equity Consideration to Cash

Seller 1 and Seller 3 have notified Buyer on 31 January 2025 that they exercise their right to assign the Equity Consideration in the amount of USD 3,000,000 (in words: Three Million Dollars) to cash payable to the Notary’s Escrow Account at the Scheduled Closing Date instead of Consideration Shares as set forth in Section 6.1.4c). Seller 1 and Seller 3 hereby rescind such notification and the assignment of part of the Equity Consideration to cash pursuant to Section 6.1.4c). The Parties hereby agree that Seller 1 and Seller 3 will be put in the same position as set forth in Section 6.1.4c) as if they had not yet exercised such right and will still be entitled to do so before Closing.

5.	Waiver of Sellers’ Right to Approve the Financing of the Transaction

Pursuant to Section 11.2.2 the Parties hereby waive in part the Closing Condition set forth in Section 11.1f) and agree that Sellers’ right to approve the financing relating to the Transaction shall be waived.

6.	Set-off Obligation of Sellers

Should the Sellers, upon Buyer’s failure to pay or expiry of 30 April 2025 as set forth in Clause 2, or for other reasons withdraw from the SPA pursuant to Section 12.4.2 or should the SPA terminate otherwise before Closing, Sellers shall set off any claims Sellers may have pursuant to Section 12.4.2 (i.e., Sellers’ potential claims of (a) compensation for all reasonable legal and other professional fees, costs and expenses and/or (b) a penalty in the amount of USD 350.000,00 (in words: Three Hundred and Fifty Thousand US Dollar)) against Down Payment 1 and any Additional Down Payment. The remaining amount shall not be repayable to Buyer; it is considered by the Parties as a penalty for the suspension of Sellers’ right to withdraw and as a consideration for Sellers’ undertaking, rescission and waiver as set forth in Clauses 3, 4 and 5. For the avoidance of doubt, Buyer’s right to withdraw from the SPA pursuant to Section 12.4.2 shall not be impeded by this Addendum and Down Payment 1 and any Additional Down Payment(s) shall not be repayable should Buyer withdraw from the SPA pursuant to Section 12.4.2.

7.	Governing Law

This Addendum shall be construed in accordance with, and governed by, German Law, excluding the German conﬂict of Law rules and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

8.	Continued Validity of the SPA

Unless expressly otherwise provided in this Addendum, (a) all provisions of the SPA shall continue in full force and effect, (b) any reference to a Section is a reference to a Section in the SPA, and (c) all definitions set forth in the SPA shall also apply to this Addendum.

[Signature Page Follows]

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Signatures

	Christian Unterseer		CUTV GmbH

Date:	06/02/2025	Date:	06/02/2025
		Name:	Christian Unterseer
Position:

	CUNEO AG		Brand Engagement Network, Inc.

Date:	05/02/2025	Date:	02/06/2025
Name:	Michael Wolfle	Name:	Walid Khiari
Position:		Position:	CFO/COO

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